EXHIBIT 11

Radian Group Inc.

Schedule of Net Income Per Share

	Quarter Ended June 30		Six Months Ended June 30
(In thousands, except per-share amounts and market prices)	2004	2003	2004	2003
Net income available to common stockholders	$120,503	$111,674	$240,513	$216,446

Average diluted stock options outstanding	5,068.5	5,589.1	5,174.1	5,658.1
Average exercise price per share	$33.21	$29.36	$33.11	$29.27
Average market price per share - diluted basis	$46.26	$37.86	$45.81	$36.79
Average common shares outstanding	93,844	93,341	93,933	93,367
Increase in shares due to exercise of options – diluted basis	1,059	1,019	1,058	961

Adjusted shares outstanding – diluted	94,903	94,360	94,991	94,328
Net income per share – basic	$1.28	$1.20	$2.56	$2.32

Net income per share – diluted	$1.27	$1.18	$2.53	$2.29